Free Writing Prospectus
Filed pursuant to Rule 433
           Supplementing the
           Preliminary Prospectus Supplement dated March 24, 2021 to the
           Prospectus dated March 23, 2021
           Registration No. 333-254609

KKR Group Finance Co. IX LLC

4.625% Subordinated Notes due 2061

Final Pricing Term Sheet
March 24, 2021

The information in this pricing term sheet should be read together with KKR Group Finance Co. IX LLC’s  preliminary prospectus supplement dated March 24, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated March 23, 2021, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-254609. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer:	KKR Group Finance Co. IX LLC
Initial Guarantors:	KKR & Co. Inc. KKR Group Partnership L.P.
Securities:	4.625% Subordinated Notes due 2061
Ranking:	Subordinated
Principal Amount Offered:	$500,000,000
Trade Date:	March 24, 2021
Settlement Date*:	March 31, 2021 (T+5)
Maturity Date:	April 1, 2061
Coupon:	4.625%
Underwriting Discount:	$0.7875 per subordinated note sold to retail investors and $0.50 per subordinated note sold to institutional investors
Price to Public:	$25 per subordinated note plus accrued interest, if any, from March 31, 2021 to the date of delivery.
Interest Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 2021.

Record Dates:
Interest payments on the notes will be made to the holders of record at the close of business on December 15, March 15, June 15 or September 15, as the case may be, immediately preceding such January 1, April 1, July 1 and October 1, whether or not a business day.

Optional Interest Deferral:
The Issuer has the right on one or more occasions to defer the payment of interest on the notes for up to five consecutive years (each such period, an “optional deferral period”).  During an optional deferral period, interest will continue to accrue at the interest rate on the notes, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:	The Issuer may elect to redeem the notes:
• in whole at any time or in part from time to time on or after April 1, 2026, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes must remain outstanding after giving effect to such redemption;
• in whole, but not in part, within 120 days of the occurrence of a “Tax Redemption Event”, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or
• in whole, but not in part, at any time prior to April 1, 2026, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.
Day Count/Business Day Convention:	30/360 Following, Unadjusted
Gross Proceeds (before expenses and underwriting discount):	$500,000,000
Denominations:	$25 and integral multiples of $25 in excess thereof.
Expected Ratings**:	S&P: BBB+ (Stable) / Fitch: BBB+ (Stable)
CUSIP / ISIN:	48253M 104 / US48253M1045
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC KKR Capital Markets LLC

Co-Managers:
Academy Securities, Inc.
Barclays Capital Inc.
Blaylock Van, LLC
BMO Capital Markets Corp.
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Citigroup Global Markets Inc.
Commerz Markets LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Loop Capital Markets LLC
Mizuho Securities USA LLC
Nomura Securities International, Inc.
Samuel A. Ramirez & Company, Inc.
RBC Capital Markets, LLC
Roberts & Ryan Investments, Inc.
R. Seelaus & Co., LLC
Scotia Capital (USA) Inc.
Siebert Williams Shank & Co., LLC
SMBC Nikko Securities America, Inc.
Tigress Financial Partners LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

*Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing, and the next two succeeding business days, will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.
**Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement, including the Preliminary Prospectus Supplement and the accompanying prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-888-827-7275 or KKR Capital Markets LLC at 1-212-230-9433.

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